FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1     Translation of letter to the Buenos Aires Stock Exchange dated December 16, 2014.
   2     Translation of letter to the Buenos Aires Stock Exchange dated December 16, 2014.
   3     Translation of letter to the Buenos Aires Stock Exchange dated December 16, 2014.
   4     Translation of letter to the Buenos Aires Stock Exchange dated December 16, 2014.

TRANSLATION

Autonomous City of Buenos Aires, December 16, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Appointment of New Market Relations Officer

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that the Board of Directors of YPF S.A. at its meeting held on December 16, 2014 and in accordance with the provisions of Article 99 Subsection a) of the Capital Markets Law N°26,831, appointed Mr. Diego Celaá as the new Market Relations Officer.

Yours faithfully,

Daniel González
Chief Financial Officer
YPF S.A.

TRANSLATION
Autonomous City of Buenos Aires, December 16, 2014
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Approvals and Changes in the Board of Directors of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that the Board of Directors of YPF S.A., at its meeting held on December 16, 2014, accepted the resignation of Mr. Marcos Enrique Calachi as Director for the Class D shares for purely personal reasons. Additionally, and in accordance with the order of replacement approved by the General Ordinary and Extraordinary Shareholders’ meeting held on April 30, 2014, Ms. Elizabeth Dolores Bobadilla, who was designated an alternate director at that meeting, replaced Mr. Calachi as a Director.

Yours faithfully,

Daniel González
Chief Financial Officer
YPF S.A.

TRANSLATION
Autonomous City of Buenos Aires, December 16, 2014
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Authorization for the Issuance of Negotiable Obligations

Dear Sirs:

The purpose of this letter is to comply with the requirements of current regulations and to give notice that the Board of Directors of YPF S.A., at its meeting held on December 16, 2014, approved the issuance and placement of Negotiable Obligations for an amount of up to US$133,000,000 (one hundred and thirty three million US dollars) or its equivalent in other currencies, in one or more classes and/or series under the US$5,000,000,000 (five billion US dollars) Global Medium Term Notes Program, which was approved by the General Ordinary Shareholders’ Meeting held on April 30, 2013.

Yours faithfully,

Daniel González
Chief Financial Officer
YPF S.A.

TRANSLATION

Autonomous City of Buenos Aires, December 16, 2014
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: General Ordinary Shareholders’ Meeting for YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

      In that connection, please be advised that Board of Directors of the Company, at its meeting held on December 16, 2014, resolved to call a General Ordinary Shareholders’ Meeting to be held on February 5, 2015 at 12:00 p.m. at the Company’s headquarters.

Yours faithfully,

Daniel González
Chief Financial Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 16, 2014	By:	/s/ Daniel González
	Name: Title:	Daniel González Chief Financial Officer